Faegre Drinker Biddle & Reath LLP
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Philadelphia, PA 19103-6996
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www.faegredrinker.com

September 28, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Elena Stojic
Re:	Community Capital Trust (Registration No. 333-71703/811-09221) – Response to Examiner Comments on Post-Effective Amendment No. 42

Dear Ms. Stojic:

Dear Ms. Stojic:

This letter responds to your follow up comments to the correspondence letter filed on September 23, 2021 relating to the CCM Community Impact Bond Fund’s (the “Fund”) prospectus filed with Post-Effective No. 42 (“PEA No. 42”) to the Registration Statement on Form N-1A of Community Capital Trust (the “Registrant”) on July 30, 2021. PEA No. 42 was filed pursuant to Rule 485(a)(1) of the 1933 Act as a result of the name change of the Fund (formerly, “The Community Reinvestment Act Qualified Investment Fund”), along with corresponding changes to the Fund’s investment objective, strategies and policies. Terms not otherwise defined herein will have the same meaning as set forth in the Fund’s Registration Statement.

1.	Comment: Please provide supplementally the excerpts of the disclosure updates made in response to the initial Staff’s comments addressed in the Registrant’s September 23, 2021 response letter.

Response: The Fund’s revised Principal Investment Strategy is provided below. In addition, paragraph one, paragraph 11, and the last paragraph under “Targeted Impact Themes” section are presented below. Underlined language reflects changes made to the disclosure to respond to Staff comments:

Principal Investment Strategy

The Fund will invest, under normal circumstances, at least 80% of its net assets in bonds, which include debt securities and other debt instruments. The Fund will invest primarily in securities issued or guaranteed as to principal and interest by the U.S. government or by its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”) and a significant amount of its assets will be invested in single-family, multi-family and economic development loan-backed securities. As a result, the Fund will invest a significant amount of its assets in securities issued by the Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), and Government National Mortgage Association (“Ginnie Mae”). The Fund may also invest in certain securities issued by the Small Business Administration.

The Fund may invest a significant amount of its assets in taxable and tax-exempt municipal bonds that finance community projects whose primary purpose, in the Adviser’s view, is a positive impact to the community in which the project is located. The Fund may also invest in asset-backed securities, which are securities backed by mortgages, installment contracts, credit card receivables, municipal securities or other financial assets. In addition, the Fund may invest in investment grade corporate debt securities (corporate bonds, debentures, notes and similar corporate debt instruments).

The Adviser considers certain of the Fund’s investments to meet community, sustainable and impactful investment criteria, including investments that invest in specific geographic regions or meet the following targeted impact themes: affordable health and rehabilitative care; affordable housing; arts, culture and the creative economy; disaster recovery, resilience and remediation; economic inclusion; education and childcare; enterprise development and jobs; environmental sustainability; gender lens; healthy communities; human empowerment; minority advancement; neighborhood revitalization; poverty alleviation; rural community development; seniors and the disabled; sustainable agriculture; and transit-oriented development (each, an “Impact Theme” and collectively, “Impact Themes”). The Adviser researches the use of proceeds of each bond invested in by the Fund utilizing both quantitative metrics and qualitative details to measure the impact achieved. The Adviser takes into account both impact investing and the Fund’s returns. See “CRA Qualifying Investments Strategy Risk” and “Impact Investing Risk” below for additional information.

The Fund will invest primarily (at least 51% of its net assets) in debt securities and other debt instruments that the Fund’s investment advisor believes will be deemed to be qualified under the Community Reinvestment Act of 1977 (“CRA”), so that financial institutions that are subject to the CRA may receive investment test or similar consideration/credit under the CRA with respect to shares of the Fund held by them. The CRA is intended to encourage depository institutions to help meet credit needs of their entire communities, including low- and moderate-income neighborhoods, and CRA regulators encourage financial institutions to make sustainable, responsible and impactful investments. Such financial institutions are considered Fund investors subject to the CRA. The Fund will provide shareholders at least 60 days’ notice prior to a change in this policy. Not all of the investors in the Fund are subject to CRA requirements but may be seeking exposure to specific geographic regions or Impact Themes. Investors that are not subject to CRA requirements do not receive CRA credit for their investments.

The Fund will invest primarily in (1) U.S. Government Securities and (2) other securities that have a rating at the time of purchase in the highest category assigned by a nationally recognized statistical rating organization (“Rating Agency”), for example AAA by S&P Global Ratings and/or Aaa by Moody’s Investors Service, Inc., or which are deemed by the Fund’s investment adviser to be of comparable quality to securities so rated, or which are credit-enhanced by one or more entities with one of the above credit ratings.

The Fund may invest up to 40% of its net assets in investment grade securities that are rated in the second or third highest rating categories by at least one Rating Agency at the time of purchase, or which are deemed by the Fund’s investment adviser to be of comparable quality to securities so rated, or which are credit-enhanced by one or more entities with one of the above credit ratings. U.S. Government Securities are not subject to the foregoing 40% limitation.

TARGETED IMPACT THEMES

The Fund’s investments, including investments made for CRA-qualifying purposes, may also be considered sustainable, responsible and impactful investments, including investments that invest in specific geographic regions or meet the Impact Themes. An investment is determined to meet an Impact Theme if the Adviser believes the bond’s use of proceeds includes programs, initiatives or other projects that fall under an Impact Theme listed below.

Environmental Sustainability: Supporting activities that look to conserve natural resources and protect ecosystems to support health and wellbeing, now and in the future. Examples can include properties, projects, companies, and small businesses implementing sustainable initiatives such as adaptive reuse, energy efficiency, Leadership in Energy and Environmental Design (LEED) certification, renewable energy, water and land conservation efforts, brownfield development (expansion, redevelopment or reuse of land previously in use that is subject to potential or actual presence of a hazardous substance, pollutant or contaminant), pollution prevention and control, clean transportation and high Walk Scores3 (a measure of the walkability of a neighborhood).

Transit-Oriented Development (TOD): Creating vibrant, livable, and sustainable communities through the integration of compact, walkable, pedestrian-oriented, mixed-use communities centered around high-quality train systems. Investments that align with this theme also include those with a high Transit Score 1 (a measurement of access to public transit) but may not include low-carbon types of transit.

2.	Comment: The Staff reiterates its comment Number 1 of the Staff’s initial comments, which states: “The Staff notes that the Fund appears to be an “impact” fund. Please consider referencing the Fund’s impact objective in its investment objective. Alternatively, please explain why not referencing the Fund’s impact in its investment objective is consistent with market practice for similar funds and investor expectations.”

Response: The Registrant has further considered the Staff’s comment, and it is the Registrant’s intention to raise this comment with the Fund’s Board of Trustees for its full consideration at the next Board meeting.

3.	Comment: The Staff reiterates its comment Number 4 of the Staff’s initial comments, which states in part: “Since the Fund’s name includes the word “impact,” the Staff believes that this word suggests a type of investment, and therefore, the Fund should include an 80% policy that covers “impact” pursuant to Rule 35d-1(a)(2) of the Investment Company Act of 1940, as amended (the “Names Rule”).” In addition, the Staff notes the following:

•	The Staff has long taken the position that a fund with an ESG-related term in its name is subject to the names rule.
•	This position is strengthened over time and is shared at the most senior levels of the disclosure office and IM.

1 http://www.tod.org/.

•	In addition, Chair Gensler has spoken about fund names and ESG. In these statements, he has emphasized the importance of names that include ESG-related terms. The Staff refers to Chair Gensler’s remarks at the July 2021 AMAC meeting.
•	Most funds include an 80% policy where they have an ESG-related term in their name. By not including an 80% policy, the fund’s disclosure is inconsistent with the typical practice among funds.
•	The Staff will not accelerate a registration statement that has an ESG-related term in the fund’s name but does not have an 80% policy that includes ESG.

Response: The Registrant has further considered the Staff’s comment, and it is the Registrant’s intention to raise this comment with the Fund’s Board of Trustees for its full consideration at the next Board meeting.

4.	Comment: With respect to the Staff’s initial comment Number 10, please further clarify the specific geographic regions in which the Fund will invest and how they are related to an impact theme.

Response: As described in the Prospectus, certain Institutional investors in the Fund seek exposure to specific geographic regions. Upon request from such investors, the Fund will invest in securities whose use of proceeds, in the Adviser’s view, have a positive impact in such geographic regions.

5.	Comment: With respect to the Staff’s initial comment Number 11 relating to disclosure about the Fund’s investments in transit-oriented development (TOD), please consider adding disclosure in the registration statement to clarify that TOD-focused securities do not necessary mean low carbon types of transit.

Response: The Fund has added the additional disclosure in the Prospectus in the section “Targeted Impact Themes” as follows (changes reflected in italics):

Transit-Oriented Development (TOD): Creating vibrant, livable, and sustainable communities through the integration of compact, walkable, pedestrian-oriented, mixed-use communities centered around high-quality train systems. Investments that align with this theme also include those with a high Transit Score5 (a measurement of access to public transit), but may not include low-carbon types of transit.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in Post-Effective Amendment No. 43.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

Sincerely,

/s/ Catherine A. DiValentino
Catherine A. DiValentino

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